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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
23436
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PenVest Securities Inc. W240 N23778 Range Line Ct.
(No. and Street)

Pewaukee (City) Wisconsin (State) 53072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul L. Faust (262) 523-0417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

611 N. Broadway, Suite 300 (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

RECD S.E.C.
FEB 24 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul L. Faust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PenVest Securities Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L. DREW NOTARY PUBLIC STATE OF WISCONSIN

Signature

President

Title

Sandra L. Drew

Notary Public exp. 9-16-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2003

Net Capital Computation:		
Stockholder's equity at year end	$	15,217
Less:		
Haircuts on securities		(4,718)
Property and equipment		(4,043)
Net capital	$	6,456
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	225
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	3,376
Aggregate indebtedness	$	3,376
Percentage of Aggregate Indebtedness to Net Capital		52.0 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	6,456

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Penvest Securities Inc.

In planning and performing our audit of the financial statements of Penvest Securities Inc. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Penvest Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Penvest Securities Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

February 5, 2004

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2003

TABLE OF CONTENTS

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT

Board of Directors
Penvest Securities Inc.

We have audited the accompanying balance sheet of Penvest Securities Inc. as of December 31, 2003 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penvest Securities Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 5, 2004

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Balance Sheet
December 31, 2003

ASSETS

Current Assets:		
Cash and equivalents	$	1,725
Accounts receivable		75
Investments		12,750
Total current assets		14,550
Property and Equipment:		
Furniture and equipment		13,836
Leasehold improvements		17,500
Total		31,336
Accumulated depreciation		27,293
Net book value		4,043
Total assets	$	18,593

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable:		
Trade	$	375
Officer		3,001
Total current liabilities		3,376
Stockholder's Equity:		
Common stock		25,000
Additional paid in capital		12,846
Unrealized loss on investments		(3,550)
Retained earnings (deficit)		(19,079)
Total stockholder's equity		15,217
Total liabilities and stockholder's equity	$	18,593

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2003

Income:		
Commissions earned	$	20,596
Expenses:		
Commissions - Stockholder		16,375
Secretarial services		1,500
Fringe benefits		2,621
Licensing and fees		1,415
Auto lease		1,355
Office rent		1,735
Utilities		991
Telephone		358
Office supplies and postage		328
Insurance		746
Professional services		5,535
Maintenance and repairs		289
Travel and entertainment		798
Auto expenses - Other		510
Depreciation		807
Total expenses		35,363
Loss from operations		(14,767)
Other Expense:		
Interest expense		(373)
Net loss		(15,140)
Unrealized loss on investments		(550)
Comprehensive loss	$	(15,690)

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid In Capital	Unrealized Loss on Investments	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2003	$ 25,000	$ 1,000	$ (3,000)	$ (3,939)	$ 19,061
Additional contributions to capital	---	11,846	---	---	11,846
Unrealized loss on investments	---	---	(550)	---	(550)
Net loss	---	---	---	(15,140)	(15,140)
Balance, December 31, 2003	$ 25,000	$ 12,846	$ (3,550)	$ (19,079)	$ 15,217

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:		
Net loss	$	(15,140)
Depreciation		2,035
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		200
Accounts payable		2,629
Net cash for operating activities		(10,276)
Cash Flows from Investing Activities:		
Additional paid-in capital		11,846
Increase in cash and equivalents		1,570
Cash and equivalents, Beginning of year		155
Cash and equivalents, End of year	$	1,725
Interest paid	$	373

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2003

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2003. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Securities Available for Sale (Investments)

Securities held as securities available for sale are stated at market value, except for the stock warrants, which are at cost because the market value is not readily available. Adjustments to market value are recorded as a separate component of equity. Realized gain and losses upon disposition are determined using the specific identification method.

NASDAQ Inc. stock (cost of $13,000)	$	9,450
NASDAQ Inc. warrants		3,300
Total	$	12,750

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and aren't earned until received.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their useful lives.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration

Substantially all of the Company's commission income is received from one investment company.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2003
(Continued)

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital and required net capital were $6,456 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 52%.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par - Voting	28,000	26,698
$1 Par - Nonvoting	28,000	---

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2003. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company has federal and state net operating loss carryovers of approximately $38,000, which are scheduled to expire in various years through 2018.

Due to the uncertainty of the realization of future tax benefit, the Company has not recorded a deferred tax asset for the value of the net operating losses.

6. Related Party Activity

During the year, the Company paid $1,500 to Penvest Administrative Services Inc. (an affiliated company) for secretarial services. In addition, commissions - stockholder have been recorded to reflect certain personal expenses paid by the Company on the behalf of the stockholder.